Exhibit 3.1

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

International Game Technology

ARTICLE I

Name

The name of the corporation (the “Corporation”) is International Game Technology.

ARTICLE II

Principal Office and Initial Resident Agent

[Not required in amended and restated articles]

ARTICLE III

Nature of Business

The Corporation may engage in any lawful activity.

ARTICLE IV

Capital

A. Number and Par Value of Shares. The Corporation shall be authorized to issue Ten Million One Thousand (10,001,000) shares of capital stock with a par value of One Cent ($.01) per share. All of the shares of stock shall be the same class, without preference or distinction.

B. Assessment of Shares. The capital stock of the Corporation, after the amount of the par value has been paid in money, property, or services, as the Directors shall determine, shall not be subject to assessment to pay the debts of the Corporation, nor for any other purpose, and no stock issued as fully paid shall ever be assessable or assessed, and the Articles of Incorporation shall not be amended in this respect.

C.  Denial of Pre-emptive Rights.  No shareholder of the capital stock of the Corporation shall, by virtue of his status as such, have any right to acquire any additional shares.  This section is intended to, and shall, act as a denial of any pre-emptive right afforded by Section 78.265 of the Nevada Revised Statutes, or any successor statute.

ARTICLE V

Governing Board

A. Name. The members of the governing board of the Corporation shall be designated as Directors.

B. Initial Board of Directors. [Not required in amended and restated articles]

C. Increase or Decrease of Directors. The number of Directors of the Corporation may be increased or decreased from time to time by amendment to the bylaws of the Corporation.

D. Indemnification of Directors and Officers. To the fullest extent permitted by the law of the State of Nevada as the same exists or may hereafter be amended, a director or an officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or an officer. Any repeal or modification of this Section shall not result in any liability for a director or officer with respect to any action or omission occurring prior to such repeal or modification.

ARTICLE VI

Name and Addresses of Incorporators

[Not required in amended and restated articles]

ARTICLE VII
Period of Existence

The period of existence of the Corporation is perpetual.

ARTICLE VIII
Restatement

The foregoing Amended and Restated Articles of Incorporation hereby supersede the existing Articles of Incorporation.

DATED: April 7, 2015.